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                                                                 EXHIBIT (a)(11)

                             FOR IMMEDIATE RELEASE

                                                                        CONTACT:

                                                                Edward C. Roohan
                                                            Vice President & CFO
                                                        (310) 208-3636, Ext. 337

                  CASTLE & COOKE, INC. ANNOUNCES FINAL RESULTS
                         OF DUTCH AUCTION TENDER OFFER

    LOS ANGELES, California (June 30, 1998)--Castle & Cooke, Inc. (NYSE:CCS) announced today the final results of its Dutch Auction self-tender offer, which expired at 12:00 midnight (New York City time) on June 19, 1998. In the preliminary results announced June 22, 1998, the Company reported that based on a report of the preliminary count from the depositary for the offer, it would purchase 3,000,000 shares (including approximately 601,000 shares tendered pursuant to notice of guarantee delivery) at a price of $19.00 per share. However, based on a corrected final count by the depositary, Castle & Cooke will purchase 3,015,764 shares of Common Stock at a price of $19.25 per share (the "Purchase Price") in accordance with the terms of the tender offer. The Company exercised its right under the terms of the offer to accept more than 3,000,000 shares, and the shares to be purchased comprise all shares validly tendered at or below the Purchase Price. No proration will be required.

    Payment for shares validly tendered and accepted will be made on July 6, 1998. Shares tendered but not accepted for purchase will be returned to stockholders.

    The shares to be purchased in the tender offer represent approximately 15 percent of the shares outstanding immediately prior to the commencement of the tender offer. After the purchase of the shares pursuant to the offer, Castle & Cooke will have approximately 17,005,340 shares of Common Stock outstanding.

    Castle & Cooke is a developer of residential and commercial real estate in Hawaii; Bakersfield, California; Sierra Vista, Arizona; and Orlando, Florida, and is involved in commercial development in Hawaii, California, Arizona, North Carolina and Georgia. The Company owns and operates two of the world's highest-rated resorts, located on the Island of Lana'i in Hawaii. Shares are traded on the New York Stock Exchange under the symbol CCS.